UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release: Kaixin Holdings to Hold Extraordinary General Meeting on October 1, 2024
99.2	Notice of Extraordinary General Meeting and Proxy Statement (Form of Proxy included as Appendix A)

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2024	Kaixin Holdings

	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer